SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 May 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 May 2018
99.2	Director/PDMR Shareholding dated 09 May 2018
99.3	Director/PDMR Shareholding dated 23 May 2018

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 April 2018, its issued share capital consists of 197,597,610 ordinary shares of 19 17/21 pence each with each share carrying the right to one vote. 6,927,671 ordinary shares are held in treasury. The total number of voting rights in the Company is 190,669,939.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 8 May 2018 the following shares were awarded under the Company's 2018-2020 Long Term Incentive Plan:

Name of PDMR	Number of shares granted
Keith Barr	35,381
Paul Edgecliffe-Johnson	24,830
Elie Maalouf	24,426
Claire Bennett	15,769
Jolyon Bulley	12,646
Yasmin Diamond	10,259
Kenneth Macpherson	16,479
Eric Pearson	18,026
Ranjay Radhakrishnan	15,823
George Turner	15,863

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 35,381 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 24,830 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 24,426 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 15,769 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 12,646 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 10,259 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 16,479 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Chief Commercial and Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 18,026 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 15,823 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Grant of share awards under the InterContinental Hotels Group PLC 2018/2020 Long Term Incentive Plan.
c)	Price(s) and volume(s)
Conditional rights over a total of 15,863 free shares; the number of shares calculated by reference to a price of GBP46.25, being the MMQ of the Company's share price for the 5 days preceding the date of grant.

The awards will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2020, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2018-05-08
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Transfer of shares at nil consideration pursuant to the vesting of shares under an Annual Performance Plan award, dated 22 May 2017, following adjustments for tax and social security withholdings.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,933
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,933 Nil consideration Nil consideration
e)	Date of the transaction	2018-05-22
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	25 May 2018